Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Chase ( Starts with )
Given name	: Geoffrey ( Starts with )
Transaction date range	: June 4, 2008 - June 6, 2008
Equity securities	: Common Shares

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

O 1221342	2008-06-01	2008-06-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,900	5.0500

O 1221349	2008-06-01	2008-06-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.0600

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance

A 1221342	2008-06-04	2008-06-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,900	5.0500	77,600

A 1221349	2008-06-04	2008-06-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.0600	77,500

1221472	2008-06-06	2008-06-06	Direct Ownership :	51 - Exercise of options	+30,000	3.2600	107,500